October 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources

Kimberly Calder, Assistant Chief Accountant

Jeannette Wong, Staff Accountant

Re:	Nuverra Environmental Solutions, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed April 14, 2017

Form 8-K filed August 11, 2017

Response Dated October 2, 2017

File No. 001-33816

Dear Mr. Schwall:

On behalf of Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), this letter is being submitted in response to a second comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 13, 2017 (the “Staff Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on April 14, 2017, the Company’s Form 8-K filed with the Commission on August 11, 2017, and the Company’s response to the Staff’s prior comment letter, dated October 2, 2017.

Set forth herein is the Company’s response to the comment raised in the Staff Letter. For the convenience of the Staff, the Company has restated the comment in the Staff Letter in bold font and has followed the comment with the Company’s response thereto.

Form 8-K filed August 1, 2017

Exhibit 99.1

1.    We note your response to prior comment 1. File your pro forma financial information as soon as practicable in a Form 8-K under Item 8.01. In addition, the periods presented for your pro forma financial information should be consistent with Rules 11-02(c)(1) and (2) of Regulation S-X, such that the most recent fiscal year and most recent interim period should be presented, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file its pro forma financial information as soon as practicable in a Form 8-K under Item 8.01. The Company respectfully advises the Staff that the periods presented for its pro forma financial information will be consistent with Rules 11-02(c)(1) and (2) of Regulation S-X, such that the most recent fiscal year and most recent interim period will be presented, as applicable.

Should the Staff have any questions or comments regarding this response letter, please contact Joseph M. Crabb, Executive Vice President & Chief Legal Officer of the Company, at (602) 903-7407 or by email at joe.crabb@nuverra.com, or Matthew M. Holman of Squire Patton Boggs (US) LLP, outside counsel to the Company, at (602) 528-4083 or by email at matthew.holman@squirepb.com.

Thank you for your assistance.

Very truly yours,

/s/ Joseph M. Crabb

Joseph M. Crabb

Executive Vice President and Chief Legal Officer

Nuverra Environmental Solutions, Inc.

cc:	Mark D. Johnsrud – Nuverra Environmental Solutions, Inc.

Edward A. Lang – Nuverra Environmental Solutions, Inc.

Matthew M. Holman – Squire Patton Boggs (US) LLP

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